Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Vermilion Energy Inc. (“Vermilion” or the “Company”)

3500, 520 3rd Avenue SW

Calgary, Alberta T2P 0R3

2.	Date of Material Change

February 26, 2025.

3.	News Release

The news release reporting the material change was disseminated on February 26, 2025, through the services of Newswire and filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

4.	Summary of Material Change

Effective February 26, 2025, Vermilion completed its previously announced acquisition of all of the issued and outstanding shares of the company (“Westbrick Amalco”) formed upon the amalgamation (the “Westbrick Amalgamation”) of Westbrick Energy Ltd. ("Westbrick”) and a wholly-owned subsidiary of its majority shareholder (the “Majority Shareholder”), by way of a court-approved plan of arrangement (the "Plan of Arrangement") under the Business Corporations Act (Alberta) (the “ABCA”)(the "Arrangement").

Pursuant to the Plan of Arrangement, Vermilion and Westbrick Amalco subsequently completed a short-form vertical amalgamation (the "Amalgamation"), with the resulting amalgamated entity continuing under the name Vermilion Energy Inc. and remaining listed on the Toronto Stock Exchange ("TSX") as TSX: VET and the New York Stock Exchange (“NYSE”) as NYSE: VET.

5.1       Full Description of Material Change

Effective February 26, 2025, Vermilion completed the Arrangement and the Amalgamation in accordance with the Plan of Arrangement and the arrangement agreement dated December 22, 2024 among Vermilion, Westbrick and the Major Shareholder.

Pursuant to the Arrangement, holders of shares of Westbrick Amalco (the “Westbrick Amalco Shares”), including any shares issuable upon the exercise of outstanding options to purchase Westbrick Amalco Shares prior to or in conjunction with closing of the of the Arrangement received an aggregate $975,169,332.97 in cash and 1,104,357 million common shares in the capital of the Company (at a value of $14,169,994 million). The cash portion of the purchase price was funded through cash on hand, Vermilion’s new $450 million term loan and Vermilion's undrawn revolving credit facility.

The resulting amalgamated entity will continue under the name Vermilion Energy Inc., will remain headquartered in Calgary, Alberta and remain listed on the TSX (TSX: VET) and the NYSE (NYSE: VET).

In connection with the Arrangement, Vermilion secured commitments from its lenders to augment the size of its previously announced fully underwritten term loan from $250 million to $450 million, with a maturity date in May 2028.

5.2        Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

For inquiries regarding the material change and this report, please contact:

Kyle Preston

Vice President, Investor Relations

(403) 269-4884 | 1-866-895-8101

9.	Date of Report

February 26, 2025.